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                               DISTRIBUTION PLAN
                                    CLASS C
                                STEPSTONE FUNDS


         WHEREAS, Stepstone Funds (the "Trust") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

         WHEREAS, the Trustees of the Trust have created a class of interests of each separate series (each a "Fund") of the Trust, such class to be called "Class C"; and

         WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Trust and the owners of Class C Shares ("Shareholders") in the Trust;

         NOW, THEREFORE, the Trustees of the Trust hereby adopt this Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.

         SECTION 1. The Trust is adopting this Class C Distribution Plan ("Plan") to enable the Trust to directly or indirectly bear expenses relating to the distribution of the Class C Shares of each Fund of the Trust.

         SECTION 2. The Trust may reimburse the Distributor for its expenditures regarding distribution as set forth in Section 3 of this Plan. If there should be more than one Fund offering Class C Shares, expenses relating to the Class C Shares of one Fund shall be allocated to that Fund; where otherwise, expenses incurred pursuant to this Plan shall be allocated among the several Funds of the Trust on the basis of their relative net asset values (unless otherwise determined by a majority of the Qualified Trustees).

In addition, the Trust will pay the Distributor a fee of .50% of the Class C Portfolios' average daily net assets as compensation for the Distributor's services. Compensation of broker/dealers and service providers which provide certain of these specified services shall be made by the Distributor from such fees. The actual fee paid to such broker/dealers and service providers will be negotiated by the Distributor based on the extent and quality of services provided.

         SECTION 3. Expenses permitted to be expended by the Distributor and reimbursed pursuant to this Plan shall include, and be limited to, the following:

         (a) The incremental printing costs incurred in producing for and distributing to persons other than current Shareholders of Class C Shares of the Trust the reports, prospectuses, notices and similar materials that are prepared by the Trust for current Shareholders;





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         (b)     advertising;

         (c) the costs of preparing, printing and distributing any literature used in connection with the offering of the Trust's Class C Shares and not covered by Section 3(a) of this Plan; and

         (d) expenses incurred in connection with the promotion and sale of the Trust's Shares including, without limitation, travel and communication expenses and expenses for the compensation of and benefits for sales personnel.

         SECTION 4.  This Plan shall not take effect until it has been approved
(a) by a vote of at least a majority of the outstanding voting securities of the Trust; and (b) together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees, cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement.

         SECTION 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Part (b) of
Section 4 herein for the approval of this Plan.

         SECTION 6. Any person authorized to direct the disposition of monies paid or payable or expenses reimbursed by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended (or reimbursed) and the purposes for which such expenditures (or reimbursements) were made.

         SECTION 7. This Plan may be terminated at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the Trust's outstanding voting securities.

         SECTION 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of Shareholders holding a majority of the Trust's outstanding voting securities, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

         SECTION 9. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of Shareholders holding a majority of the outstanding voting securities of the Class C Shares of each Fund of the Trust offering such Class of Shares, and all material amendments to this Plan shall be approved in the manner provided in Part (b) of Section 4 herein for the approval of this Plan.

         SECTION 10. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or





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indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

         SECTION 11. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a) (19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

         SECTION 12. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.





January ______, 1996





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